     As filed with the Securities and Exchange Commission on July 14, 2000

                                                           REGISTRATION NO. 333-

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         ------------------------------
                                    FORM S-3
                          Registration Statement Under
                           The Securities Act of 1933

                         ------------------------------
                             PENN OCTANE CORPORATION
             (Exact Name of Registrant as Specified in Its Charter)

                DELAWARE                              52-1790357
        (State or Jurisdiction of                   (IRS Employer
      Incorporation or Organization)            Identification Number)


                         77-530 ENFIELD LANE, BUILDING D
                          PALM DESERT, CALIFORNIA 92211
                                 (760) 772-9080

    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                                JEROME B. RICHTER
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         77-530 ENFIELD LANE, BUILDING D
                          PALM DESERT, CALIFORNIA 92211
                                 (760) 772-9080

            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)

        COPIES TO:

                                 ALLAN B. DUBOFF
                                   NIA STEFANY
                   RICHMAN, MANN, CHIZEVER, PHILLIPS & DUBOFF
                       9601 WILSHIRE BOULEVARD, PENTHOUSE
                         BEVERLY HILLS, CALIFORNIA 90210
                             (310) 274-8300 (PHONE)
                              (310) 274-2831 (FAX)

Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable from time to time after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE



  Title of Each Class                                  Proposed Maximum        Proposed Maximum
  of Securities to be          Amount to be           Offering Price Per      Aggregate Offering            Amount of
       Registered               Registered                 Unit(1)                Price(1)             Registration Fee
  -------------------          ------------           ------------------      ------------------         ----------------
   Common Stock, par             7,246,131                  $7.00                  $50,722,917              $14,963.26
  value $.01 per share


(1) Estimated solely for purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933. Based on the average of the high and low prices per share of Common Stock of the registrant as reported on the Nasdaq SmallCap Market on July 10, 2000.

                         ------------------------------

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

                     SUBJECT TO COMPLETION DATE ______, 2000

                             PENN OCTANE CORPORATION

                                7,246,131 SHARES

                          COMMON STOCK, $.01 PAR VALUE

        This prospectus pertains to an offering by some of our current stockholders of shares of our stock which they currently own or may acquire through the exercise of stock purchase warrants. We have registered this offering pursuant to registration rights held by some of the selling stockholders. The selling stockholders are not required to sell the Common Stock or to sell the stock which they purchase upon exercise of the warrants. The sale of any Common Stock is entirely at the discretion of each selling stockholder.

        All of the offered shares are being offered by the selling stockholders. We will not be selling any stock as part of this offering. The selling stockholders will receive the proceeds from the sale of the offered stock. We will not receive any of such proceeds, but if the selling stockholders exercise warrants, we will receive proceeds from the sale of stock to those selling stockholders. The stockholders will sell the stock on the open market at market price or in negotiated transactions.

        Our Common Stock is quoted on the Nasdaq SmallCap market under the symbol POCC. On July 10, 2000, the closing price for our stock was $6.94 per share.

        We will pay the costs of registering these shares. We are entitled to reimbursement by certain selling stockholders for a portion of these costs.

                 YOU SHOULD CAREFULLY CONSIDER EACH OF THE RISK
                FACTORS DESCRIBED UNDER "RISK FACTORS" BEGINNING
                          ON PAGE 4 OF THIS PROSPECTUS.

                         ------------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORS HAVE APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED
        IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. IT IS ILLEGAL FOR ANY
                          PERSON TO TELL YOU OTHERWISE.

                                TABLE OF CONTENTS

                                                                                  Page
                                                                                  ----
SUMMARY..............................................................................1
         THE COMPANY.................................................................1
         THE OFFERING................................................................2
         SUMMARY CONSOLIDATED FINANCIAL DATA.........................................3

RISK FACTORS.........................................................................4
         Going Concern Uncertainty...................................................4
         Need for Additional Financing...............................................4
         Substantial Reliance on PMI.................................................5
         Risks Relating to Operations in Mexico......................................5
         Economic and Political Conditions and Government Policies...................5
         Operations in Mexico........................................................6
         Administration Issues of Operating in Mexico................................7
         Restrictions on Foreign Ownership...........................................7
         Deregulation of the LPG Market in Mexico....................................8
         Currency Exchange Risk......................................................9
         Dependence on Certain Sources of Supply of LPG..............................9
         Risks Associated with Take or Pay Contracts.................................9
         LPG Price Volatility.......................................................10
         Dependence on Leases.......................................................10
         Pipeline lease.............................................................10
         Brownsville lease..........................................................10
         Risks Associated with Fixed Margin Contracts...............................11
         Dependence Upon Key Personnel..............................................11
         Operating Hazards and Insurance............................................11
         Litigation.................................................................11
         Governmental Regulation of Business Operations.............................12
         Environmental Risks and Regulation.........................................12
         Alternative Fuels and Technological Changes................................12
         Sensitivity to Weather; Seasonality........................................13
         Management of Growth.......................................................13
         Competition................................................................13
         Control by Management......................................................13
         Volatility of Stock Prices.................................................13
         Income Tax; Net Operating Losses...........................................14
         Absence of Dividends.......................................................14
         Future Issuance of Stock by the Company
         without Stockholder Approval; Antitakeover Consideration...................14

USE OF PROCEEDS.....................................................................14

SELLING STOCKHOLDERS................................................................15

PLAN OF DISTRIBUTION................................................................24

LEGAL MATTERS.......................................................................24

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.....................................24

INDEMNIFICATION.....................................................................25

AVAILABLE INFORMATION...............................................................25

                                     SUMMARY

          This summary highlights selected information from this prospectus and may not contain all of the information that is important to you. We encourage you to read the prospectus in its entirety.

                                   THE COMPANY

          As used in this prospectus, "we," "us," "our," "company, " and "Penn Octane" mean Penn Octane Corporation and, unless the context requires otherwise, our wholly owned subsidiary Penn Wilson CNG, Inc. ("PennWilson")

          We are engaged in the purchase, transportation and sale of liquefied petroleum gas ("LPG"). We began commercial operations for the purchase, transport and sale of LPG in July 1994. The primary market for our LPG is the rapidly growing northeast region of Mexico. This region includes the states of Coahuila, Nuevo Leon and Tamaulipas. We believe we have a competitive advantage in the supply of LPG for the northeast region of Mexico because of our access to pipelines and terminal facilities which allow us to bring supplies of LPG close to consumers of LPG in major cities in that region. We sell our LPG primarily to P.M.I. Trading Limited ("PMI") who distributes the LPG purchased from us in the northeast region of Mexico. PMI is the exclusive importer of LPG into Mexico. PMI is also a subsidiary of Petroleos Mexicanos, the state-owned Mexican oil company ("PEMEX"). Since 1994, our primary customer for LPG has been PMI.

           We own and operate a terminal facility in Brownsville, Texas ("Brownsville Terminal Facility"). We have a long-term lease agreement for approximately 132 miles of pipeline ("Pipeline") from certain gas plants in Texas to the Brownsville Terminal Facility. We have expanded our LPG operations in Mexico to include the delivery of LPG via pipelines ("US-Mexico Pipelines") directly from the Brownsville Terminal Facility to a terminal facility in Matamoros, Mexico ("Mexican Terminal Facilities"). The US-Mexico Pipelines and the Mexican Terminal Facilities were principally constructed and owned by CPSC International, Inc. ("CPSC"), which filed for bankruptcy during March 2000. Subsequently, we purchased all of the US-Mexico Pipelines and the Mexican Terminal Facilities owned by CPSC, which is currently subject to final documentation and approval by the U.S. Bankruptcy Court. We utilize our affiliated Mexican companies including Penn Octane de Mexico, S.A., de C.V. ("PennMex"), Termatsal, S.A. de C.V. ("Termatsal") and Tergas, S.A. de C.V. ("Tergas") to conduct the business operations of the Mexican portion of the US-Mexico Pipelines (the "Mexican Pipelines") and the Mexican Terminal Facilities. We have made and will continue to make additional improvements to the US-Mexico Pipelines and the Mexican Terminal Facilities.

          We intend to upgrade the Pipeline to increase capacity. We have upgraded the Brownsville Terminal Facility to allow for the loading of LPG by railcars. We are responsible for funding these upgrades ("Upgrades").

          We are constructing and intend to have Tergas operate a new terminal facility in Saltillo, Mexico capable of loading LPG by railcars ("Saltillo Terminal Facilities"). This will directly link the Brownsville Terminal Facility and the Saltillo Terminal Facilities. We are funding the Saltillo Terminal Facilities.

          We believe our business strengths and opportunities include:

          - our lease rights to the Pipeline and our ownership of the US-Mexico Pipelines
          - the geographic proximity of the Brownsville Terminal Facility and the Mexican Terminal Facilities and the to be completed Saltillo Terminal Facilities to the northeast region of Mexico
          -         our relationships with key purchasers and suppliers of LPG
          -         growing LPG industry with significant barriers to entry

          At present, our operation and our existing business are subject to many risk factors. See "Risk Factors" generally.

                                  THE OFFERING

          This prospectus pertains to an offering by some of our current stockholders of shares of our stock which they currently own or may acquire through the exercise of stock purchase warrants. We have registered this offering pursuant to registration rights held by some of the selling stockholders. The selling stockholders are not required to sell the Common Stock or to sell the stock which they purchase upon exercise of the warrants. The sale of any Common Stock is entirely at the discretion of each selling stockholder.

          All of the offered shares are being offered by the selling stockholders. We will not be selling any stock as part of this offering. The selling stockholders will receive the proceeds from the sale of the offered stock. We will not receive any of such proceeds, but if the selling stockholders exercise warrants, we will receive proceeds from the sale of stock to those selling stockholders. The stockholders will sell the stock on the open market at market price or in negotiated transactions.

          We will pay the costs of registering these shares. We are entitled to reimbursement by certain selling stockholders for a portion of these costs.

Common Stock Offered by the Selling Stockholders............... 7,246,131 shares

Nasdaq SmallCap Market Symbol.................................. POCC



                                   OUR CONTACT

                                JEROME B. RICHTER
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         77-530 ENFIELD LANE, BUILDING D
                          PALM DESERT, CALIFORNIA 92211
                                 (760) 772-9080

                       SUMMARY CONSOLIDATED FINANCIAL DATA
                        (in thousands, except share data)



                                                                         Year Ended July 31,
                                                                         -------------------

SELECTED FINANCIAL DATA                          1995           1996        1997          1998           1999           Nine months
                                                 ----           ----        ----          ----           ----           Ended
                                                                                                                        April 30,
                                                                                                                        2000
                                                                                                                        ----
Revenues ..................................   $ 14,787       $ 26,271     $ 29,699(1)    $ 30,801(1)    $ 35,338(1)      $ 60,662
Income (loss) from continuing operations ..     (2,047)          (724)      (2,886)        (2,072)         1,125            1,526
Net income (loss) .........................     (2,047)          (724)      (2,923)        (3,744)           545            1,526
Net income (loss) per common share ........       (.47)          (.14)        (.48)          (.43)           .05              .12
Total assets ..............................      6,159          5,190        5,496          6,698          8,909           30,245
Long-term debt, less current maturities ...         95          1,060        1,113             60            259            2,843


          (1) The operations of PennWilson for the period from February 12, 1997 (date of incorporation) through May 25, 1999, the date operations were discontinued, are presented in the Consolidated Financial Statements as discontinued operations.



                                                                            July 31, 1999     April 30, 2000
                                                                            -------------     --------------

CONSOLIDATED BALANCE SHEET DATA:

Cash ....................................................................      $ 1,032            $ 1,195

Total assets ............................................................        8,909             30,245

Long-term debt, less current maturities .................................          259              2,843

Total stockholders' equity ..............................................        4,051              9,599

Total liabilities and stockholders' equity ..............................      $ 8,909            $30,245

                                  RISK FACTORS

          Before you invest in our stock, you should be aware that there are risks in doing so, including those described below. You should consider carefully these risk factors together with all of the other information included in this prospectus, any prospectus supplement and the documents we have incorporated by reference.

          If any of the following risks actually occurs, then our business, financial condition or results of operations could be materially adversely affected. In such event, the trading price of our stock could decline and you may lose all or part of your investment.

          The statements contained in this Prospectus that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933. These forward-looking statements may be identified by the use of forward-looking terms such as "believes," "expects, " "may", "will, " "should" or "anticipates" or by discussions of strategy that involve risks and uncertainties. From time to time, we have made or may make forward-looking statements, orally or in writing. These forward-looking statements include statements regarding anticipated future revenues, sales, operations, demand, competition, capital expenditures, the deregulation of the LPG market in Mexico, the completion and operations of the US-Mexico Pipelines, the Mexican Terminal Facilities, the Saltillo Terminal Facilities, and the Upgrades, foreign ownership of LPG operations, credit arrangements, and other statements regarding matters that are not historical facts, involve predictions which are based upon a number of future conditions that ultimately may prove to be inaccurate. Our actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that may cause or contribute to such differences include those discussed under "Risk Factors," Form 10-K, Fiscal Year End 1999 - "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," Form 10-Q, Quarter End April 30, 2000 - "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as those discussed elsewhere in this Prospectus. We caution you however, that this list of factors may not be complete.

GOING CONCERN UNCERTAINTY

          Our independent certified public accountants have included an explanatory paragraph in their report on our Consolidated Financial Statements for the Fiscal Year End 1999 stating that the Consolidated Financial Statements have been prepared based on the assumption that we will continue as a going concern. Notwithstanding this assumption, we have not sustained profitable operations, we have outstanding litigation, we have not sustained surplus working capital, we have not finalized agreements related to the purchase of CPSC's interest in the US-Mexico Pipelines and the Mexican Terminal Facilities, and we have entered into purchase commitments for quantities of LPG substantially in excess of minimum contractual sales commitments. This raises substantial doubt about our ability to continue as a going concern. Despite our business plans and strategy to achieve profitability, we cannot be sure that we will successfully implement our business plan or that we will achieve profitability by generating sufficient revenues to offset costs. See Form 10-K, Fiscal Year End 1999 - "Report of Independent Certified Accountant" and Form 10-Q, Quarter End April 30, 2000 - "Review by Independent Certified Accountant."

NEED FOR ADDITIONAL FINANCING

          We will need to raise additional capital to finance our future growth, including our current expansion projects, unanticipated working capital needs, and capital expenditure requirements. We may need to raise additional money to take advantage of unanticipated opportunities, such as more rapid international expansion of our LPG operations or acquisitions of companies that are complementary to our current operations, or to develop new products or services. Additionally, we may need to increase our credit facility for additional opportunities, increases in purchases of LPG supplies, and/or increases in the costs of LPG. We may also need to finance the excess inventory resulting from LPG purchase commitments over actual sales volumes, pay for the purchase of the CPSC interests or refinance short-term obligations. See Form 10-Q, Quarter End April 30, 2000 - "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources - Private Placement and Other Transactions." See "Risk Factors-Operating Hazards and Insurance."

          If we decide to raise additional funds by borrowing, it would likely become subject to restrictive financial terms or we may be limited as a result of existing loan covenants and any new financing will likely be subject to restrictive financial terms. If additional funds are raised through the issuance of equity securities, the percentage ownership of our then current stockholders would be reduced and may be diluted and, if such equity securities take the form of preferred stock, the holders of such preferred stock may have rights, preferences or privileges senior to those of holders of Common Stock. In the event that we are unable to obtain additional capital or are unable to obtain additional capital timely on acceptable terms, it could adversely affect our business, operating results, financial condition and ability to compete. See Form 10-Q, Quarter End April 30, 2000 - "Management's Discussion and Analysis of Financial Condition and Results of Operations." See "Risk Factors - Volatility of Stock Prices."

SUBSTANTIAL RELIANCE ON PMI

          PMI is a subsidiary of PEMEX, the state oil and gas company of Mexico. Under current Mexican law, PMI is the exclusive importer of LPG into Mexico. We derive a substantial portion of our revenues from sales of LPG to PMI, pursuant to sales agreements ("PMI Sales Agreements") that expire on March 31, 2001. LPG sales to PMI accounted for substantially all of our total sales for the fiscal years ended July 31, 1995, 1996, 1997, 1998, 1999, and the nine months ended April 30, 2000. Our sales of LPG to PMI were interrupted from August 1996 to September 1996 pending the negotiation of a new sales agreement. The Mexican Government has taken initial measures to privatize the petroleum industry in Mexico, and we believe that the LPG market in Mexico will eventually be completely deregulated. As a result of such deregulation, PMI would no longer be the exclusive importer of LPG into Mexico. At that time we will need to negotiate new sales agreements with PMI or other Mexican distributors of LPG. We are currently unable to predict the timing of such deregulation or its effect on our sales of LPG. Until deregulation is in effect, we will not be able to expand our LPG customer base and we will remain dependent for substantially all of our revenues upon sales of LPG to PMI. The loss of PMI as our customer, any disruption or expiration of the PMI Sales Agreements, or any failure to renew the PMI Sales Agreements upon their expiration, would result in a substantial reduction in revenues to us and would harm our business, operating results and financial condition. We are not sure that we will be able to negotiate future sales agreements with PMI or upon deregulation, with other Mexican distributors of LPG. Even if we are able to negotiate new sales agreements there can be no assurance that the terms will be as favorable to us, or that we will be able to successfully compete against other companies. Furthermore, there is no assurance that upon deregulation our business will be impacted favorably. See Form 10-K, Fiscal Year End 1999 - "Business - Liquefied Petroleum Gas" and "Business - Liquefied Petroleum Gas - Deregulation of the LPG market in Mexico." See Form 10-Q, Quarter End April 30, 2000. See "Risk Factors - Deregulation of the LPG Market in Mexico."

RISKS RELATING TO OPERATIONS IN MEXICO

ECONOMIC AND POLITICAL CONDITIONS AND GOVERNMENT POLICIES

          Our business involves activities in Mexico, including sales of LPG to PMI, contracts to, and leases among, Mexican companies, reliance on Mexican affiliated companies and employees, and the operation of LPG pipelines and terminal facilities in Mexico. Our operations in Mexico have been and will continue to be subject to certain social, political, economic and other uncertainties which, if they occur, could harm our business. These uncertainties include:

          -   risks of renegotiation or nullification of existing contracts
          -   changing laws and policies affecting trade and investment
          -   changing laws affecting business operations
          -   overlapping or different tax structures
          -   war
          -   expropriation
          -   nationalization of assets
          - the general hazards associated with the assertion of sovereignty over certain areas in which operations are conducted
          -   changing social and political conditions
          -   changing economic conditions including:

          -   high inflation
          -   high interest rates
          -   unemployment
          -   devaluation of the peso
          -   governmental cutbacks in spending

          The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. It is not possible to determine what effect the Mexican government will have on the Mexican economy or on our business. Future Mexican government actions could have a significant effect on market conditions, prices and returns on investments in Mexico, including those of our business.

          Adverse social, political or economic developments in or affecting Mexico, could harm our operations, hinder our ability to obtain additional financing, or have a negative impact on our Mexican customers. This would harm our business, operating results and financial condition. See Form 10-K, Fiscal Year End 1999 -"Business - Liquefied Petroleum Gas - Deregulation of the LPG Market in Mexico; Foreign Ownership of LPG Operations."

OPERATIONS IN MEXICO

          We have expanded our LPG operations in Mexico to include the transportation of LPG via the US-Mexico Pipelines directly from the Brownsville Terminal Facility to the Mexican Terminal Facilities. The US-Mexico Pipelines and the Mexican Terminal Facilities were principally constructed and owned by CPSC, which filed for bankruptcy during March 2000. Subsequently, we purchased all of the US-Mexico Pipelines and the Mexican Terminal Facilities owned by CPSC, which is currently subject to final documentation and approval by the U.S. Bankruptcy Court. We utilize our affiliated Mexican companies including PennMex, Termatsal and Tergas, to conduct the business operations of the Mexican portion of the US-Mexico Pipelines and the Mexican Terminal Facilities.

          Our investment in the US-Mexico Pipelines and Mexican Terminal Facilities may be adversely affected if the purchase is not successful, not approved by the U.S. Bankruptcy Court, or we do not have available financing. Furthermore, we may not be able to obtain satisfactory legal title to the US-Mexico Pipelines and Mexican Terminal Facilities or favorable legal remedies. We are involved in litigation with CPSC in connection with CPSC's breach of certain obligations arising from construction of the US-Mexico Pipelines and Mexican Terminal Facilities. Our purchase of the US-Mexican Pipelines and Mexican Terminal Facilities from CPSC contemplated the costs we have estimated that we will incur. These costs may not encompass all costs related to CPSC's breach of its obligations in connection with the original construction of US-Mexico Pipelines and Mexican Terminal Facilities. See "Risk Factors - Litigation."

          We have made and will continue to make additional improvements to the US-Mexico Pipelines and the Mexican Terminal Facilities. The completion of improvements is subject is to all risks associated with construction projects, such as weather conditions, availability of materials, availability of labor, cost and time overruns, construction accidents, quality control problems, sufficient capital, available financing and others. See "Risk Factors - Operating Hazards and Insurance."

          We intend to upgrade the Pipeline to increase capacity. We have upgraded the Brownsville Terminal Facility to allow for the loading of LPG by railcars. We intend to complete upgrades which will provide us with the ability to load and unload vessels at public dock facilities leased by us. We are responsible for funding these upgrades ("Upgrades"). See "Risk Factors - Need for Additional Financing."

          We are constructing and intend to have Tergas operate a new terminal facility in Saltillo, Mexico capable of loading LPG by railcars ("Saltillo Terminal Facilities"). This will directly link the Brownsville Terminal Facility and the Saltillo Terminal Facilities. We are funding the Saltillo Terminal Facilities. See Form 10-Q, Quarter End April 30, 2000. See "Risk Factors - Need for Additional Financing."

          We anticipate that deregulation will take effect in Mexico in the near future. Upon deregulation, we anticipate that we will enter into sales agreements directly with local Mexican distributors of LPG or PMI. Depending on the terms of these agreements as well as the financial stability of these distributors, we may not be able to finance sales of LPG to these parties and if we elect to extend credit, we may suffer losses as a result of uncollectible accounts receivable.

Furthermore, the local distributors earn income in pesos and there is no guaranty that they will have sufficient pesos to pay for LPG purchased from us in US dollars.

          The future success of our US-Mexico Pipelines and Mexican Terminal facilities are subject to all of the risks associated with the operation of petroleum pipelines, such as equipment failures, leakage, accidents, environmental remediation, and maintenance expenses. See "Risk Factors - Operating Hazards and Insurance."

ADMINISTRATION ISSUES OF OPERATING IN MEXICO

          The operation of the Mexican portion of the US-Mexico Pipelines, the Mexican Terminal Facilities and the Saltillo Terminal Facilities are regulated by the laws of Mexico. We employ Mexican citizens to perform the required services. The successful administration of the Mexican operations is subject to many risk factors including cultural differences in business operations, language barriers, international logistics and physical distances which may impede immediate access to these facilities. Furthermore, the US-Mexico Pipelines, the Mexican Terminal Facilities, and the Saltillo Terminal Facilities are expected to be administered and operated under Mexican business standards which may vary from American business standards. This includes differences in technology, utilities, equipment, financial reporting and operating procedures. Our business may be harmed if we are unable to properly administer operations in Mexico.

RESTRICTIONS ON FOREIGN OWNERSHIP

          PennMex, Termatsal and Tergas are owned 90%, 98%, and 90%, respectively, by Jorge R. Bracamontes, an officer and director of the Company, and the balance by other Mexican citizens ("Minority Shareholders"). PennMex, Tergas or Termatsal are currently the owners of the land which is being utilized for the Mexican Pipelines and Mexican Terminal Facilities, have entered into leases associated with the Saltillo Terminal Facilities, have been granted the permit for the Mexican Pipelines, have been granted and/or are expected to be granted permits to operate the Mexican Terminal Facilities and the Saltillo Terminal Facilities, or have title to the assets associated with the Mexican Pipelines and Mexican Terminal Facilities. In addition, we have advanced funds to PennMex, Tergas or Termatsal in connection with the purchase of property, plant and equipment associated with the construction of the Mexican Pipelines, Mexican Terminal Facilities and the Saltillo Terminal Facilities. Furthermore, we intend to fund PennMex, Tergas or Termatsal for any additional costs required in connection with the completion, additional improvements, or for day to day operation of the Mexican Pipelines, Mexican Terminal Facilities and the Saltillo Terminal Facilities. See Form 10-Q, Quarter End April 30, 2000. See "Risk Factors - Need for Additional Financing."

          Foreign ownership is not permitted in the distribution of LPG, but is permitted in the transportation and storage of LPG. In October 1999, we received a verbal opinion from the Foreign Investment Section of the Department of Commerce and Industrial Development ("SECOFI"), that our planned strategy of selling LPG to PMI at the US border and then transporting the LPG through the Mexican portion of the US-Mexico Pipelines to the Mexican Terminal Facilities would comply with the LPG regulations. We intend to request a ruling (the "Ruling") from SECOFI confirming the verbal opinion. There is no certainty that we will obtain the Ruling, or if obtained, that the Ruling will not be affected by future changes in Mexican laws. We, Jorge R. Bracamontes and the Minority Shareholders have entered into agreements whereby we may acquire up to 75% of the outstanding shares of PennMex for a nominal amount, subject to, among other things, receipt of the Ruling. We have not entered into any other contracts with the Mexican affiliated companies related to services to be performed or for advances made on behalf of the Mexican Pipelines, the Mexican Terminal Facilities and the Saltillo Terminal Facilities. In connection with our Mexican operations, we are planning to implement contractual and ownership structures of our Mexican affiliated companies and the underlying assets and contracts. We cannot be certain that we will develop structures which will be successful in allowing us to realize our investment as currently planned. See Form 10-K, Fiscal Year End 1999 - "Business - Liquified Petroleum Gas - Foreign Ownership of LPG Operation." See "Risk Factors - Deregulation of the LPG Market in Mexico."

          Our earnings from the operations of the Mexican affiliated companies, including PennMex, Termatsal and Tergas, are subject to the tax laws of Mexico which, among other things, requires that Mexican subsidiaries of foreign entities comply with transfer pricing rules, the payment of income and/or asset taxes, and possibly taxes on distributions in excess of earnings. In addition, distributions to foreign corporations may be subject to withholding taxes, including dividends and interest payments. As stated previously, if we are able to acquire any shares of PennMex, we may receive up to 75% of the net profits. See Form 10-K, Fiscal Year End 1999 - "Business - Liquefied Petroleum Gas - Expansion Program."

          Unless we obtain the Ruling and enter into contracts with PennMex, Termatsal or Tergas, we are dependent upon Mr. Bracamontes to act in our best interests. While we expect Mr. Bracamontes will do so, we cannot be certain that he will. And, if Mr. Bracamontes were to die, his stock in PennMex, Termatsal, and Tergas would pass to other persons who may or may not control these companies in ways beneficial to us. If the Mexican affiliated companies, including PennMex, Termatsal and/or Tergas were to do business with our competitors or otherwise act against our interests, serious harm could be done to our business, operating results and financial conditions.

          In owning and controlling PennMex, Termatsal, and Tergas, Mr. Bracamontes is acting on our behalf at our request. While we believe that the arrangements comply with Mexican law, Mexican authorities could assert that we are the actual owner of the Mexican affiliated companies, including PennMex, Termatsal and Tergas, and take action to modify or terminate our Mexican operations. We have not obtained any Mexican government approvals of our arrangements with Mr. Bracamontes because we believe that none are required.

          There is no certainty as to the amount of profit that we will receive in connection with the Mexican operations expansion program or our ability to be repaid funds we have made or will make on behalf of the Mexican affiliated companies, including PennMex, Termatsal or Tergas.

DEREGULATION OF THE LPG MARKET IN MEXICO

          The Mexican petroleum industry is governed by the Ley Reglarmentaria del Articulo 27 Constitutional en el Ramo del Petroleo (the Regulatory Law to
Article 27 of the Constitution of Mexico concerning Petroleum Affairs (the "Regulatory Law")), and Ley Organica del Petroleos Mexicanos y Organismos Subsidiarios (the Organic Law of Petroleos Mexicanos and Subsidiary Entities (the "Organic Law")). Under Mexican law and related regulations, PEMEX is entrusted with the central planning and the strategic management of Mexico's petroleum industry, including importation, sales and transportation of LPG. In carrying out this role, PEMEX controls pricing and distribution of various petrochemical products, including LPG.

          Beginning in 1995, as part of a national privatization program, the Regulatory Law was amended to permit private entities to transport, store and distribute natural gas with the approval of the Ministry of Energy. As part of this national privatization program, the Mexican government is expected to deregulate the LPG market. In June 1999, the Regulatory Law for LPG was changed to permit foreign entities to participate without limitation in LPG activities related to transportation and storage. Upon the completion of deregulation, Mexican entities will be able to import LPG into Mexico. However, foreign entities will be prohibited from participating in the distribution of LPG in Mexico. Accordingly, we expect to sell LPG directly to independent Mexican distributors as well as PMI. Upon deregulation, it is anticipated that the independent Mexican distributors will be required to obtain authorization from the Mexican government for the importation of LPG prior to entering into contracts with us.

          Upon the completion of such deregulation, we expect to be able to sell LPG directly to independent distributors in Mexico, but the independent Mexican distributors will be required to obtain authorization from the Mexican government for the importation of LPG prior to entering into contracts with us, and they may not be able to obtain such authorization quickly or at all. We may not be able to negotiate or secure any acceptable contracts with the distributors. In the event we are able to negotiate contracts directly with LPG distributors located in the northeast region of Mexico, the terms of the contracts may differ substantially from the terms of the PMI Sales Agreement. This may or may not be favorable to us. We are unable to predict the impact of deregulation on the Mexican LPG market and our business. See Form 10 - K, Fiscal Year End 1999 - "Business - Liquefied Petroleum Gas - Deregulation of the LPG Market in Mexico." See "Risk Factors - Substantial Reliance on PMI." See "Risk Factors - Competition."

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

CURRENCY EXCHANGE RISK

          Since we commenced operations in Mexico, there has been substantial volatility in the peso-dollar exchange rate. The history of volatility in Mexican exchange rates indicates that any peso-denominated contracts we enter into in Mexico may subject us to substantial risk of exchanging such payments into U.S. dollars at unfavorable rates of exchange. Although our PMI Sales Agreements require payment for sales of LPG in U.S. dollars, upon deregulation, we anticipate entering into contracts with Mexican customers in the future which may permit payment to us in pesos. We cannot be sure future exchange rate fluctuations will not adversely affect:

- the relative value of payments we received under future peso-dominated contracts with its Mexican customers.
-   our costs of goods and services sold.
-   our operating margins.

          The overall impact of future exchange rate fluctuations on our financial statements cannot be accurately predicted, and may result in exchange rate losses. Fluctuations in the peso-dollar exchange rate may harm our business, operating results and financial condition. See Form 10-K, Fiscal Year End 1999 - "Business - Liquefied Petroleum Gas."

          Historically, we have not engaged in exchange rate hedging activities, but we may do so in the future if we receive more of our revenues in Mexican pesos. Although generally intended to reduce exposure to fluctuating foreign exchange rates, any currency hedging activities in which we engage in the future may involve a great deal of risk and result in substantial currency exchange losses. Currency exchange losses would harm our business, operating results and financial condition.

DEPENDENCE ON CERTAIN SOURCES OF SUPPLY OF LPG

          We have entered into supply agreements with various suppliers for the purchase of LPG which extend for periods ranging from approximately three to ten years. The LPG supply is for sufficient volumes to meet our estimated sales needs, but is in excess of current contractual sales commitments. There can be no assurance, however, that our suppliers will be able to supply us with adequate volumes of LPG to meet a significant increase in demand beyond the levels currently being supplied, or that we will be able to continue the supply agreements with our suppliers beyond the current terms and/or negotiate new supply agreements upon their expiration. Any disruption in our future supply of LPG would harm our business, operating results and financial condition.

          We will be relying on our suppliers to meet their obligations under their supply agreements. Under certain conditions, our suppliers may not be able to deliver the required LPG supply due to many factors, including internal disruptions in service as a result of refinery breakdowns, maintenance, or weather. We may not be able to accept LPG from our suppliers as a result of many factors including breakdowns affecting the Pipeline, US-Mexico Pipelines, Brownsville Terminal Facility and Mexican Terminal Facilities or due to matters affecting our customers ability to receive product from our terminal facilities. In addition, we may not be able to accept LPG due to lower than expected sales volumes or unavailable storage. We intend to provide LPG to our Saltillo Terminal Facilities by railcars. The railcars and railroad are owned and operated by third parties. Therefore, our ability to deliver LPG to our Saltillo Terminal Facilities could be adversely affected by operating arrangements with third parties or conditions affecting the railcar and the railroad. If our suppliers are unable to deliver supply to us or we are unable to accept the supply from our suppliers, or we are unable to arrange for delivery of supply to our Saltillo Terminal Facilities, it may harm our business, operating results and financial condition.

RISKS ASSOCIATED WITH TAKE OR PAY CONTRACTS

          The supply agreements currently require that we purchase a minimum supply of LPG for periods that are significantly longer than committed sales volumes under the PMI Sales Agreements. In addition, volumes committed to under the PMI Sales Agreements have been historically much lower than those committed to under our current supply agreements. In addition to minimum volume purchase requirements under our supply agreements, we may be required to pay through-put fees, blending fees, costs associated with pipeline interconnections and other fees. We believe that the terms of the supply agreements are commensurate with the anticipated future demand for LPG in Mexico. If we are unable to accept, store and/or relocate the minimum volume requirements under certain supply agreements, we may incur material additional losses. See "Risk Factors - Dependence on Certain Sources of Supply of LPG."

          Until the US-Mexico Pipelines and Mexican Terminal Facilities and Saltillo Terminal Facilities are completed and fully utilized, we will be required to deliver the minimum monthly volumes from our Brownsville Terminal Facility. Historically, sales of LPG from the Brownsville Terminal Facility have not exceeded 12.6 million gallons per month.

            We believe that any costs associated with any unsold supply will be short-term in nature and that we will be successful in storing and/or relocating it. If we cannot store and/or relocate the unsold supply, we may incur material additional losses. See "Risk Factors - LPG Price Volatility."

LPG PRICE VOLATILITY

          To the extent that we maintain quantities of LPG inventory, we are exposed to market risk related to the volatility of LPG prices. During periods of falling LPG prices, we may sell excess inventory to customers to reduce the risk of these price fluctuations.

DEPENDENCE ON LEASES

          The Company's business is dependent on the Company's ability to maintain certain lease arrangements.

PIPELINE LEASE

          One of our primary assets is a lease with Seadrift Corporation under which we have the exclusive use of the Pipeline. We currently rely exclusively on the Pipeline for transporting LPG to our Brownsville Terminal Facility. The term of the pipeline lease expires December 31, 2013. There can be no assurance that we will be able to renew the pipeline lease upon its expiration. Pursuant to the pipeline lease, our fixed annual fee associated with the use of the Pipeline is $1,000,000, less certain adjustments during the first two years, and we are required to pay for a minimum volume of storage of $300,000 per year, beginning the second year. In addition, the pipeline lease amendment provides for variable rental increases based on monthly volumes purchased and flowing into the Pipeline and storage utilized. Seadrift has the right to terminate the lease agreement under certain limited circumstances, as provided for in the lease agreement at specific times in the future by giving twelve months written notice. There are certain terms in the lease which we believe are remote risks which allow Seadrift to elect to use a portion of the Pipeline beginning in January 2007. If this occurs it may harm our business operations and profitability. Any disruption of the pipeline lease or any failure to renew the pipeline lease would harm our business, operating results and financial condition. See Form 10-K, Fiscal Year End 1999 - "Business Liquefied Petroleum Gas - The Pipeline."

BROWNSVILLE LEASE

          We have a lease with the Brownsville Navigation District of Cameron County, Texas for use of certain property on which we have constructed and operate our Brownsville Terminal Facility ("Brownsville Lease"). Under the Brownsville Lease, we have the right to use the land on which the Brownsville Terminal Facility is located and we have a pipeline easement, providing us with access to public water dock facilities until October 14, 2003. Although we are in negotiations with the Brownsville Navigation District to extend the term of the Brownsville Lease through 2013, we cannot be sure that we will be able to extend or renew the Brownsville Lease beyond its current expiration date with our suppliers and customers. Our inability to renew or extend the Brownsville Lease would harm our business, operating results and financial condition. See Form 10-K, Fiscal Year End 1999 - "Business - Liquefied Petroleum Gas - Brownsville Terminal Facility."

          The Brownsville Lease provides that if we comply with all the lease conditions and covenants, then at the end of the lease, we may remove the leasehold improvements. If we should fail to comply with all the lease conditions and covenants, then we might lose these leasehold improvements at the end of the lease, which could harm our business, operating results and financial condition. See Form 10-K, Fiscal Year End 1999 - "Business - Liquefied Petroleum Gas - Brownsville Terminal Facility."

RISKS ASSOCIATED WITH FIXED MARGIN CONTRACTS

          We currently purchase and sell LPG under fixed margin agreements with our customers and suppliers. Under these agreements, the buying and selling price of LPG is based on similarly indexed variable posted prices intended to provide us with a fixed spread between the resale price and the purchase cost of LPG. While these contracts and arrangements in theory provide us with a fixed margin, actual profits from sales may be affected by costs of goods sold other than by the purchase price of LPG, such as costs relating to transportation, storage, leases, maintenance and financing. We generally try to purchase LPG in volumes equal to projected sales. However, mismatches in volumes and prices of LPG purchased from suppliers and resold to customers could cause lower overall profits and even losses to us, and otherwise harm our business, operating results and financial condition. See Form 10-K, Fiscal Year End 1999 - "Business
- Liquefied Petroleum Gas."

DEPENDENCE UPON KEY PERSONNEL

          The success of our operations during the near future will depend largely upon the services of its three senior officers, Jerome B. Richter, Chairman of the Board, President and Chief Executive Officer; Ian T. Bothwell, Vice President, Treasurer, Assistant Secretary, Chief Financial Officer and Principal Accounting Officer; and Jorge R. Bracamontes, Executive Vice President and Secretary, as well as President and Chief Executive Officer of PennMex, Termatsal, and Tergas. Our continued growth and success depends in part on our ability to hire and keep qualified managers and on the ability of our executive officers and key employees to manage our operations successfully. The loss of any of our senior management or key personnel, or our inability to hire and keep key management personnel in the future, could have a material adverse effect on our results of operations and financial condition. We currently have only one executive employment agreement, which is with Mr. Richter. We have no key-man life insurance policies on any of our three senior officers. If we lose the services of any of Messrs. Richter, Bothwell or Bracamontes, we cannot be sure that we would be able to find a suitable replacement. Any loss of a senior officer may harm our business, operating results and financial conditions. We are dependent upon Mr. Bracamontes to act in our best interest. If Mr. Bracamontes were to die, his stock in PennMex, Termatsal and Tergas would pass to other persons who may or may not control these companies in ways beneficial to us. If PennMex, Termatsal and/or Tergas were to do business with our competitors or otherwise act against our interests, serious harm could be done to our business, operating results and financial conditions.
See "Risk Factors - Restrictions on Foreign Ownership," Form 10-K, - Fiscal
Year End 1999 - "Director and Executive Officers of Registrant - Directors and Officers of the Company."

OPERATING HAZARDS AND INSURANCE

          The LPG business has a variety of operating risks, such as fire, explosions, blow-outs, pipe failure, clogs and environmental hazards such as gas or chemical spills, gas leaks, ruptures or discharges of toxic gases. Our operations could also be disrupted by hurricanes, floods, fires and other acts of God. Any of these occurrences could result in substantial losses to us due to injury, loss of life, damage to property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. In the event there is a disruption or loss as a result of the above, we may not have adequate resources to make timely repairs or replacements to restore operations effectively. See "Risk Factors - Need for Additional Financing."

          We maintain insurance against some, but not all, potential risks. We cannot be sure such insurance will be adequate to cover all losses or exposure for liability or that we will timely receive insurance proceeds. We do not know whether insurance will continue to be available at acceptable premium levels or at all. Losses not covered fully by insurance could harm our business, operating results and financial condition.

LITIGATION

          On June 19, 2000, our company, CPSC, Cowboy Pipeline Service Company, Inc. ("Cowboy"), and Cowboy's sole shareholder reached a settlement (the "Settlement") whereby we agreed to purchase the remaining 50% interest in the US-Mexico Pipelines and Mexican Terminal Facilities. The Settlement is subject to final documentation and approval of the U.S. Bankruptcy Court.

          As a result of the aforementioned, we may incur additional costs to complete the US-Mexico Pipelines and Mexican Terminal Facilities, the amount of which cannot presently be determined.

          As a result of the foregoing, there is no certainty that we will: (i) acquire the remaining 50% interest in the US- Mexico Pipelines and Mexican Terminal Facilities, (ii) utilize the US-Mexico Pipelines and Mexican Terminal Facilities or (iii) realize our recorded investment in the US-Mexico Pipelines and Mexican Terminal Facilities.

          We are also involved in other litigation of which the outcome cannot be determined at the present time. If the outcome of the litigation is not in our favor, it may harm our business and operations. See Form 10-Q, Quarter End April 30, 2000.

GOVERNMENTAL REGULATION OF BUSINESS OPERATIONS

          Our operations are or may be subject to various federal, state and local governmental regulations in both the United States and Mexico. These regulations may be changed from time to time. Matters regulated include pipeline and terminal operations, safety, trucking, rail, vessels, environmental, corporate compliance and reports concerning operations and taxation. Changes to these laws could harm our business. Legal requirements are frequently changed. We cannot predict changes or their effect on our business. We are affected by state and federal regulation. Although we believe that our operations are in material compliance with applicable laws and regulations, we cannot be sure that this is or will remain true. We cannot be sure that new laws or regulations or new interpretations of existing laws and regulations will not substantially increase the costs of compliance or otherwise harm our business, operating results and financial condition. See Form 10-K, Fiscal Year End 1999 - "Business
- Environmental and Other Regulations." See "Risk Factors - Risks Relating to Operations in Mexico."

ENVIRONMENTAL RISKS AND REGULATION

          There are many environmental hazards in the storage, handling and transportation of LPG. LPG may be discharged in many ways, such as leakage from pipelines, dispensing equipment, transportation facilities, and storage tanks, and sudden discharges from damage or explosion. LPG degrades slowly in soil and water, which makes clean-up costly, and LPG may travel through soil to water supplies.

          Our operations, and their environmental hazards, are or will be subject to a variety of U.S. and Mexican federal, state and municipal environmental laws and regulations. We must comply with environmental requirements on use of land and the storage, handling, and transportation of fuels. Such laws and regulations may cause liability to the governments of the United States or Mexico, or to other third parties, in the event of discharges (whether or not accidental) and may require us to incur costs to remedy such discharges. Although we believe that our operations are in compliance with applicable environmental laws and regulations, we cannot be sure that this is or will be true. We have not budgeted any material amounts for environmental compliance for the current fiscal year. Risks of substantial costs and liabilities are inherent in pipeline, terminal and processing operations, and we cannot be sure that significant costs and liabilities will not be covered. While we have no knowledge of any planned regulatory changes, our plans for our operations could be harmed if environmental regulatory changes impose more difficult requirements on our operations. We cannot be sure future laws or regulations will not harm our business, operating results and financial condition. See Form 10-K, Fiscal Year End 1999 - "Business - Environmental and Other Regulations."

ALTERNATIVE FUELS AND TECHNOLOGICAL CHANGES

          Factors affecting alternative fuel preferences include availability of alternative fuel infrastructures (such as refineries, pipelines and other systems of distribution), costs and environmental safety. These factors may discourage potential customers from selecting LPG as a fuel over other alternative fuels in the market and thereby reduce the demand for LPG. If other alternative fuels become more widely accepted than LPG for home cooking and heating, our business, financial condition and results of operations could be materially adversely affected.

          The growth and success of our LPG operations in Mexico may be affected by the growth and success of natural gas as a replacement for home cooking and heating and the expansion of propane as an alternative fuel to gasoline for vehicles.

SENSITIVITY TO WEATHER; SEASONALITY

          Because our LPG sales are directly related to heating requirements, weather patterns during the winter months can have a material effect on our sales of LPG. As a result, volumes of LPG sold to PMI may be subject to seasonal variations. Temperatures warmer than normal during the winter season could reduce our sales of LPG. Historically, we have earned a majority of our revenues during the months of November through April. Temperatures in future years might be above normal, resulting in lower sales of LPG. If our revenues fall below those normally expected during the months of November through April, our business, operating results and financial condition could be harmed. Our agreements for LPG supply are not seasonal. If sales of LPG become seasonal it may effect our profitability. See "Risk Factors - Risks Associated with Fixed Margin Contracts." See Form 10-K, Fiscal Year End 1999 - "Business - Liquefied Petroleum Gas."

MANAGEMENT OF GROWTH

          We are currently growing in terms of size, products and location of operations. Our growth has placed, and is likely to continue to place, strains on our management, administrative, operating and financial resources. As we expand further, existing management personnel will be required to supervise more wide-spread and diversified operations and additional management personnel will have to be hired and trained. Our ability to manage recent and future growth will require us to devote additional management time to our financial and management controls, reporting systems and procedures and to expand, train, motivate and manage our sales and technical personnel. We can't be sure that we will be able to manage our growth successfully. Failure to do so could harm our business, operating results and financial condition. See "Risk Factors - Risks Related to Operations in Mexico - Administration Issues with Operations in Mexico." See "Risk Factors - Need for Additional Financing."

COMPETITION

          Our business is highly competitive. Several companies, including PEMEX, offer products and services that compete directly with our LPG products and services. The attractiveness of any such business could attract additional competitors. As we expand into new geographic markets in connection with the sale of LPG, we will face competition from other suppliers. Upon deregulation or other changes in the petroleum industry the attractiveness of our business may cause greater competition. Many of our competitors have greater financial, technical and marketing resources and greater experience and name recognition than we have. To the extent our competitors attempt to compete in our market niche in the supply of LPG in northeastern Mexico, we may be forced to reduce our profit margin in order to maintain or expand our market share. We can't be sure that we will be able to continue to compete successfully in the markets we serve or expand into new geographic markets. Any reduction in profit margin or inability to maintain or expand market share would harm our business, operating results and financial condition. See Form 10-K, Fiscal Year End 1999 - "Business
- Competition" and "Risk Factors - Deregulation of the LPG Market in Mexico."

CONTROL BY MANAGEMENT

          As of July 10, 2000, certain officers and directors and their affiliates beneficially own 5,062,703 shares of our outstanding Common Stock (35.67% of the voting power of the Company, including 30.13% held by Mr. Richter, our Chairman of the Board, President and Chief Executive Officer). As a result, current directors and officers can exert significant influence over the election of all of the members of our Board of Directors and corporate actions requiring stockholder approval. Such concentration of ownership may have the effect of delaying or preventing a change in control of the company, including transactions in which the holders of the Common Stock might otherwise sell their stock for more than market value. We are not aware of any agreement by or among any of our directors and officers to act together. See Form 10-K, Fiscal Year End 1999 - "Security Ownership of Certain Beneficial Owners and Management."

VOLATILITY OF STOCK PRICE

          Stock prices for LPG transport companies depend upon a variety of factors, including the prevailing prices for the LPG, seasonality, supply and demand for products, media and analysts' reports and changes in environmental regulations and other governmental policies. The price of the Common Stock has been and likely will continue to be, affected by these factors. The trading price of the Common Stock could be subject to wide fluctuations in response to quarter-to-quarter variations in operating results, announcements of unanticipated operating results by us, trading activity, additional issuances of stock and other events or factors. In addition, the stock market has from time to time experienced extreme price and volume fluctuations, which have particularly affected the market price for certain companies in a manner often unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of the Common Stock. See Form 10-K, Fiscal Year End 1999 - "Management's Discussion and Analysis of Financial Conditions and Results of Operations."

INCOME TAX; NET OPERATING LOSSES

          As of July 31, 1999, we had net operating loss carryforwards for federal income tax purposes of approximately $8.0 million. The ability to utilize such net operating loss carryforwards, which expire in the years 2009 to 2018, may be significantly limited by the application of the "change of ownership" rules under Section 382 of the Internal Revenue Code.

ABSENCE OF DIVIDENDS

          We have not paid any cash dividends on our Common Stock since our initial public offering of Common Stock in January 1993 and do not expect to pay any dividends on our Common Stock in the foreseeable future. The payment of future dividends will be at the discretion of the Board of Directors and will depend on, among other things, our earnings, capital requirements and financial condition. We can't be sure that our results of operations will ever permit the payment of such dividends. See Form 10-K, Fiscal Year End 1999 - "Dividend Policy."

FUTURE ISSUANCES OF STOCK BY THE COMPANY WITHOUT STOCKHOLDER APPROVAL; ANTI-TAKEOVER CONSIDERATION

          As of July 10, 2000, we have outstanding 13,435,198 shares of Common Stock out of a total of 25,000,000 shares of Common Stock authorized. We have reserved up to (i) 150,000 shares of Common Stock for issuance under our 1997 Stock Award Plan, of which 124,686 were unissued as of July 10, 2000, and (ii) 4,114,988 shares of Common Stock issuable upon exercise of outstanding Warrants (1,152,778 are unvested 60 days subsequent to July 10, 2000). If the maximum number of shares of Common Stock are issued pursuant to the 1997 Stock Award Plan and upon exercise of Warrants, a total of 17,674,872 shares of Common Stock will be issued and outstanding. This Prospectus covers 7,246,131 shares, which are issuable upon exercise of Warrants. See "Selling Stockholders" below.

          The remaining 7,325,128 shares of Common Stock, 5,000,000 shares of Series A Preferred Stock, and 4,910,000 shares of Series B Preferred Stock authorized but not issued may be issued without any action or approval of our stockholders if the aggregate total number of shares does not exceed 20% of the outstanding shares sold in a transaction and, with respect to the Series B Preferred Stock, with such designations, rights, preferences and designations as the Board of Directors shall decide. Although there are no present plans, agreements or undertakings involving the issuance of such shares, except as disclosed in this Prospectus, any such issuance could be used as a method of discouraging, delaying or preventing a change in control of the company or could significantly dilute the public ownership of the company, which could adversely affect the market for Common Stock. There can be no assurance that we will not undertake to issue such shares if deemed appropriate to do so. See Form 10-K, Fiscal Year End 1999 - "Principal Shareholders," and "Security Ownership of Certain Beneficial Owners and Management."


                                 USE OF PROCEEDS

          The selling stockholders selling their shares of Common Stock will receive the proceeds from any sales, not us. Some of the shares to be sold are already owned by the selling stockholders, and the remainder are issuable to them upon exercise of Warrants. See the table in "Selling Stockholders." We would receive the proceeds of sale upon the exercise of these Warrants. The total amount we would receive if all of these Warrants were exercised is approximately $15,981,948 (approximately $5,302,779 of which include proceeds from Warrants unvested 60 days subsequent to July 10, 2000). We have not made any plans for use of these proceeds other than to add them to working capital.


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

                              SELLING STOCKHOLDERS

            All of the Common Stock being offered in this prospectus is being offered by the stockholders listed below. We have registered this offering pursuant to registration rights held by some of the selling stockholders. The selling stockholders are not required to sell all or any of the shares listed as being offered. Some of the Common Stock listed in the table is not presently owned by the selling stockholders, but is issuable upon exercise of Warrants. The selling stockholders are not required to sell the stock. We believe that the registration of the shares underlying the Warrants, even though we may not be obligated to do so, will encourage the warrant holders to exercise the Warrants, thereby benefiting us through the warrant stock sales.

This table shows the names of the selling stockholders, how many shares they own, the maximum number of shares they plan to sell in this offering, how many shares they will own if they sell the planned maximum number of shares, and the percentage of the total number of shares they will own before and after their sales.


                                  Shares Beneficially Owned                 Number of Shares to           Shares Beneficially
Name                              Prior to Offering                         be Sold in Offering           Owned After Offering
----                              -----------------                        ---------------------          --------------------
                                  Number                      Percent                                Number                Percent
                                  ------                      -------                                ------                -------
Jerome Richter(a)                  4,476,500(1)               32.05%            530,000(1)           3,946,500              28.26%

CEC, Inc.                          1,521,834(2)               10.96%          1,020,834(2)             501,000               3.61%

The Apogee Fund, L.P.              1,100,000                   8.19%            950,000                150,000               1.12%

Western Wood Equipment
Corp.                                758,163(3)                5.44%            500,000(3)             258,163               1.85%

Jorge Bracamontes(b)                 545,200(4)                3.96%            530,000(4)              15,200                (*)

Trellus Partners L.P.                534,000(5)                3.94%            125,000(5)             409,000               3.02%

Van Moer Santerre & Co.              440,000                   3.27%            322,500                117,500                (*)

Jerry L. Lockett(c)                  356,225(6)                2.59%            330,000(6)              26,225                (*)

Europa International Inc.            337,500(7)                2.49%            337,500(7)                  --                 --

Ian T. Bothwell(d)                   330,000(8)                2.40%            330,000(8)                  --                 --

Igor Kent                            280,000                   2.08%            280,000                     --                 --

Jose Vicente Soriano                 200,000(9)                1.47%            200,000(9)                  --                 --

RA Associates, LLC                   181,818                   1.35%            181,818                     --                 --

Lincoln Trust Company FBO
Perry D. Snavely
IRA                                  180,582(10)               1.34%            180,582(10)                 --                 --

Stewart Paperin(e)                   180,000(11)               1.33%            130,000(11)             50,000                (*)

Steve Payne                          165,909                   1.23%            165,909                     --                 --

Valor Capital Management             112,500(12)                (*)             112,500(12)                 --                 --


                                  Shares Beneficially Owned                 Number of Shares to           Shares Beneficially
Name                              Prior to Offering                         be Sold in Offering           Owned After Offering
----                              -----------------                        ---------------------          --------------------
                                  Number                      Percent                                Number                Percent
                                  ------                      -------                                ------                -------
Kenneth G. Oberman(f)                 97,000(13)                (*)              30,000(13)             67,000                (*)
Fredric R. Richman                    79,000(14)                (*)              79,000(14)                 --                 --
Clint Norton                          69,000(15)                (*)              69,000(15)                 --                 --
Pennsylvania Mercant Group            68,685(16)                (*)              68,685(16)                 --                 --
Amir L. Ecker                         61,940(17)                (*)              61,940(17)                 --                 --
Southwest Concept                     46,000(18)                (*)              46,000(18)                 --                 --
Donaldson Lufkin & Jenrette
Securities Corp. as Custodian
FBO Amir L. Ecker IRA                 42,500(19)                (*)              42,500(19)                 --                 --
Sterling 2000 Investments             40,000(20)                (*)              40,000(20)                 --                 --
Bear Stearns Security Corp.
F/A/O Almarc Trading LLC              37,500(21)                (*)              37,500(21)                 --                 --
Donaldson, Lufkin & Jenrette
Securities Corporation,
Custodian SEP FBO James F.
Meara IRA                             30,375(22)                (*)              29,375(22)              1,000                (*)
James Meara, Jr                       29,375(23)                (*)              29,375(23)                 --                 --
Dennis L. Adams                       25,000(24)                (*)              25,000(24)                 --                 --
FBO Alexander A. Maguire,
IRA Rollover HHG Custodian            25,000(25)                (*)              25,000(25)                 --                 --
Lostly Capital Management             25,000(26)                (*)              25,000(26)                 --                 --
Marci & Company as
Custodian FBO James W.
Weaver IRA                            25,000(27)                (*)              25,000(27)                 --                 --
The Ecker Family Partnership          25,000(28)                (*)              25,000(28)                 --                 --

Paul Buongiorno                       19,250(29)                (*)               6,250(29)             13,000                (*)
Kien Hean Chen and Yung San
Chen JTTEN                            18,750(30)                (*)              18,750(30)                 --                 --
The Investor Relations Group          15,000                    (*)              15,000                     --                 --
Peter S. Rawlings                     13,500(31)                (*)              13,500(31)                 --                 --
Allen J. Butler and Kay W.
Butler JTTEN                          12,500(32)                (*)              12,500(32)                 --                 --
Victor M. Dandridge III               12,500(33)                (*)              12,500(33)                 --                 --


                                  Shares Beneficially Owned                 Number of Shares to           Shares Beneficially
Name                              Prior to Offering                         be Sold in Offering           Owned After Offering
----                              -----------------                        ---------------------          --------------------
                                  Number                      Percent                                Number                Percent
                                  ------                      -------                                ------                -------
Donald Lufkin & Jenrette
Securities Corp. as Custodian
FBO R. Scott Williams IRA             12,500(34)                (*)              12,500(34)                 --                 --

E. Stephen Ellis, MD and Carol
Ellis MD JTTEN                        12,500                    (*)              12,500(35)                 --                 --

Richard W. Hubbert                    12,500(36)                (*)              12,500(36)                 --                 --

Richard A. Jacoby                     12,500(37)                (*)              12,500(37)                 --                 --

Rupley Holdings Inc.                  12,500(38)                (*)              12,500(38)                 --                 --

Greg Wood                             12,500(39)                (*)              12,500(39)                 --                 --
Donaldson Lufkin & Jenrette
Securities Corp. as custodian
FBO Leonid Roytman IRA                10,000(40)                (*)              10,000(40)                 --                 --

Gerald M. Chizever                    10,000(41)                (*)              10,000(41)                 --                 --

Dian Griesel                          10,000(42)                (*)              10,000(42)                 --                 --

Joe Martinez(g)                       10,000                    (*)              10,000                     --                 --

Peter J. Almeroth                      9,376(43)                (*)               9,376(43)                 --                 --


R. Scott Williams                      9,000(44)                (*)               9,000(44)                 --                 --

Phillip R. Leicht                      8,650(45)                (*)               8,650(45)                 --                 --

Marc R. Gordon Esq. And Mrs.           8,126(46)                (*)               3,126(46)              5,000                (*)
Helen Gordon JTWROS

Irvin Block                            6,250(47)                (*)               6,250(47)                 --                 --

Janis Chack                            6,250(48)                (*)               6,250(48)                 --                 --

Claudie Williams c/f Daniel
Joseph Williams UGMA/PA                6,250(49)                (*)               6,250(49)                 --                 --

Donald A. Wissner and
Beverlie F. Wissner
JTTEN                                  6,250(50)                (*)               6,250(50)                 --                 --

Donaldson Lufkin & Jenrette
Securities Corp. as custodian
FBO Joseph Evancich IRA                6,250(51)                (*)               6,250(51)                 --                 --

Cathy A. Wichert                       6,250(52)                (*)               6,250(52)                 --                 --

Carolyn Wittenbraker                   6,250(53)                (*)               6,250(53)                 --                 --

Wycliffe Capital Management            6,250(54)                (*)               6,250(54)                 --                 --

Richard A. Hansen                      5,200(55)                (*)               5,200(55)                 --                 --


                                  Shares Beneficially Owned                 Number of Shares to           Shares Beneficially
Name                              Prior to Offering                         be Sold in Offering           Owned After Offering
----                              -----------------                        ---------------------          --------------------
                                  Number                      Percent                                Number                Percent
                                  ------                      -------                                ------                -------
Alexander A. Maguire                   5,000(56)                (*)               5,000(56)                 --                 --

Joseph M. Evancich                     4,750(57)                (*)               4,750(57)                 --                 --

William B. Parker Jr                   4,726(58)                (*)               4,726(58)                 --                 --

Robert Ayerle and Patricia
Ayerle JTTEN                           4,726(59)                (*)               4,726(59)                 --                 --

Ben Buongiorno                         4,625(60)                (*)               3,125(60)              1,500                (*)

Beral Corporation                      3,500                    (*)               3,500                     --                 --

Quaestor USA Corporation               3,500                    (*)               3,500                     --                 --

Frank A. Abruzzese                     3,375(61)                (*)               3,375(61)                 --                 --

Susan M. Barrett                       3,126(62)                (*)               3,126(62)                 --                 --

Donaldson Lufkin & Jenrette
Securities Corp. as custodian
FBO Ira Lish IRA                       3,126(63)                (*)               3,126(63)                 --                 --

Virginia M.W. Gardiner                 3,126(64)                (*)               3,126(64)                 --                 --

Harry John Cornbleet and
Phillis Joanne Cornbleet               3,126(65)                (*)               3,126(65)                 --                 --

Henry B. Maguire Spouse IRA            3,126(66)                (*)               3,126(66)                 --                 --

Thomas V. Lefevre                      3,126(67)                (*)               3,126(67)                 --                 --

Edward H. Maguire                      3,126(68)                (*)               3,126(68)                 --                 --

Susanna P. Maguire                     3,126(69)                (*)               3,126(69)                 --                 --

O'Brien Transport, Inc.                3,126(70)                (*)               3,126(70)                 --                 --

Pennsylvania Merchant Group
401K Plan FBO Joseph
Evancich                               3,125(71)                (*)               3,125(71)                 --                 --

Allan B. Duboff                        2,500(72)                (*)               2,500(72)                 --                 --

Donaldson Lufkin & Jenrette
Securities Corp. as custodian
FBO G. Barth IRA                       2,500(73)                (*)               2,500(73)                 --                 --

Linda P. Nicholas                      1,600(74)                (*)               1,600(74)                 --                 --

William B. Parker Sr                   1,600(75)                (*)               1,600(75)                 --                 --

Parec Portfolio Partners               1,600(76)                (*)               1,600(76)                 --                 --

Brian S. Colligan                      1,000(77)                (*)               1,000(77)                 --                 --

Jerry S. Phillips                      1,000(78)                (*)               1,000(78)                 --                 --


                                  Shares Beneficially Owned                 Number of Shares to           Shares Beneficially
Name                              Prior to Offering                         be Sold in Offering           Owned After Offering
----                              -----------------                        ---------------------          --------------------
                                  Number                      Percent                                Number                Percent
                                  ------                      -------                                ------                -------
G. Kirk Ellis                          1,000(79)                (*)               1,000(79)                 --                 --
Nia Stefany                            1,000(80)                (*)               1,000(80)                 --                 --
Raylene Pyren                          1,000(81)                (*)               1,000(81)                 --                 --
Richard L. Mann                        1,000(82)                (*)               1,000(82)                 --                 --
Ronald D. Garber                       1,000(83)                (*)               1,000(83)                 --                 --
Darya Pace                               500(84)                (*)                 500(84)                 --                 --
Jens Koepke                              500(85)                (*)                 500(85)                 --                 --
Wendy Muramoto                           500(86)                (*)                 500(86)                 --                 --
                                  ----------                                  ---------

                                  12,807,219                                  7,246,131              5,561,088
                                  ==========                                  =========              =========



        (a) Mr. Richter currently serves as our President, Chief Executive Officer and Chairman of the Board.
        (b) Mr. Bracamontes currently serves as our Executive Vice President, Secretary, and is a Director.
        (c) Mr. Lockett currently serves as our Vice President and is a Director.
        (d) Mr. Bothwell currently serves as our Vice President, Treasure/Assistant Secretary, Chief Financial Officer, Principal Accounting Officer, and is a Director.
        (e) Mr. Paperin currently serves as a Director.
        (f) Mr. Oberman currently serves as a Director


(*) Less than 1%

Percentage of ownership for each holder is calculated on 13,435,198 shares of Common Stock outstanding on July 10, 2000. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes shares over which the holder has voting or investment power, subject to community property laws. All shares of Common Stock subject to options or warrants (including those that are not currently exercisable or exercisable within 60 days subsequent to July 10, 2000) are considered to be beneficially owned by the person holding the options or warrants for computing that person's percentage, but are not treated as outstanding for computing the percentage of any other person.

        (1) Includes 530,000 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants, of which 384,259 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants are unvested 60 days subsequent to July 10, 2000.

        (2) Includes 454,167 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants.

        (3) Includes 500,000 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants.

        (4) Includes 330,000 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants, of which 230,556 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants are unvested 60 days subsequent to July 10, 2000.

        (5) Includes 125,000 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants.

        (6) Includes 330,000 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants, of which 153,704 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants are unvested 60 days subsequent to July 10, 2000.

        (7) Includes 112,500 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants.

        (8) Includes 330,000 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants, of which 76,852 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants are unvested 60 days subsequent to July 10, 2000.

        (9) Includes 200,000 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants, of which 153,704 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants are unvested 60 days subsequent to July 10, 2000.

        (10) Includes 78,333 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants.

        (11) Includes 130,000 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants, of which 76,852 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants are unvested 60 days subsequent to July 10, 2000.

        (12) Includes 37,500 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants.

        (13) Includes 30,000 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants.

        (14) Includes 79,000 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants, of which 60,713 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants are unvested 60 days subsequent to July 10, 2000.

        (15) Includes 46,500 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants.

        (16) Includes 68,685 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants.

        (17) Includes 61,940 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants.

        (18) Includes 31,000 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants.

        (19) Includes 42,500 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants.

        (20) Includes 40,000 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants.

        (21) Includes 37,500 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants.

        (22) Includes 29,375 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants.

        (23) Includes 29,375 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants.

        (24) Includes 25,000 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants.

        (25) Includes 25,000 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants.

        (26) Includes 25,000 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants.

        (27) Includes 25,000 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants.

        (28) Includes 25,000 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants.

        (29) Includes 6,250 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants.

        (30) Includes 18,750 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants.

        (31) Includes 13,500 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants.

        (32) Includes 12,500 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants.

        (33) Includes 12,500 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants.

        (34) Includes 12,500 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants.

        (35) Includes 12,500 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants.

        (36) Includes 12,500 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants.

        (37) Includes 12,500 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants.

        (38) Includes 12,500 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants.

        (39) Includes 12,500 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants.

        (40) Includes 10,000 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants.

        (41) Includes 10,000 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants, of which 7,685 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants are unvested 60 days subsequent to July 10, 2000.

        (42) Includes 10,000 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants.

        (43) Includes 9,376 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants.

        (44) Includes 9,000 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants.

        (45) Includes 8,650 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants.

        (46) Includes 3,126 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants.

        (47) Includes 6,250 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants.

        (48) Includes 6,250 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants.

        (49) Includes 6,250 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants.

        (50) Includes 6,250 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants.

        (51) Includes 6,250 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants.

        (52) Includes 6,250 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants.

        (53) Includes 6,250 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants.

        (54) Includes 6,250 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants.

        (55) Includes 5,200 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants.

        (56) Includes 5,000 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants.

        (57) Includes 4,750 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants.

        (58) Includes 4,726 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants.

        (59) Includes 4,726 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants.

        (60) Includes 3,125 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants.

        (61) Includes 3,375 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants.

        (62) Includes 3,126 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants.

        (63) Includes 3,126 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants.

        (64) Includes 3,126 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants.

        (65) Includes 3,126 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants.

        (66) Includes 3,126 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants.

        (67) Includes 3,126 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants.

        (68) Includes 3,126 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants.

        (69) Includes 3,126 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants.

        (70) Includes 3,126 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants.

        (71) Includes 3,125 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants.

        (72) Includes 2,500 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants, of which 1,921 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants are unvested 60 days subsequent to July 10, 2000.

        (73) Includes 2,500 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants.

        (74) Includes 1,600 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants.

        (75) Includes 1,600 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants.

        (76) Includes 1,600 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants.

        (77) Includes 1,000 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants, of which 769 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants are unvested 60 days subsequent to July 10, 2000.

        (78) Includes 1,000 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants, of which 769 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants are unvested 60 days subsequent to July 10, 2000.

        (79) Includes 1,000 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants, of which 769 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants are unvested 60 days subsequent to July 10, 2000.

        (80) Includes 1,000 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants, of which 769 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants are unvested 60 days subsequent to July 10, 2000.

        (81) Includes 1,000 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants, of which 769 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants are unvested 60 days subsequent to July 10, 2000.

        (82) Includes 1,000 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants, of which 769 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants are unvested 60 days subsequent to July 10, 2000.

        (83) Includes 1,000 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants, of which 769 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants are unvested 60 days subsequent to July 10, 2000.

        (84) Includes 500 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants, of which 384 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants are unvested 60 days subsequent to July 10, 2000.

        (85) Includes 500 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants, of which 384 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants are unvested 60 days subsequent to July 10, 2000.

        (86) Includes 500 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants, of which 384 shares of Common Stock issuable upon exercise of Common Stock purchase Warrants are unvested 60 days subsequent to July 10, 2000.

                              PLAN OF DISTRIBUTION

        The selling stockholders will be selling their stock either on the Nasdaq SmallCap market, at quoted prices, or directly to buyers at negotiated prices.

        We will pay the costs of registering these shares. We are entitled to reimbursement by certain selling stockholders for a portion of these costs.

        Offering these shares for sale does not guarantee that anyone will buy them.

                                  LEGAL MATTERS

        The law firm of Richman, Mann, Chizever, Phillips & Duboff, of Beverly Hills, California, will pass upon the validity of the securities offered by this prospectus.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        We are incorporating by reference in this Prospectus our Annual Report on Form 10-K for the Fiscal Year End July 31, 1999, our Quarterly Report on Form 10-Q for the Quarter End October 31, 1999, our Quarterly Report on Form 10-Q for the Quarter End January 31, 2000, and our Quarterly Report on Form 10-Q for the Quarter End April 30, 2000, filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose to you important information contained in other documents filed with the SEC by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information we later file with the SEC will automatically update and supersede this information. We also incorporate by reference the documents listed below:


        -       our Annual Report on Form 10-K for the Fiscal Year End July 31,
                1998;

        - all other reports filed pursuant to section 13(a) or 15(d) of the Exchange Act since the end of the Fiscal Year covered by our last Annual Report on Form 10-K (July 31, 1999).

        - the description of the Common Stock in our registration statement on Form 8-A (File No. 0-24394) filed pursuant to the Securities Exchange Act of 1934 on June 20, 1994, and any amendments or reports filed to update the description; and

        - all documents filed by us under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this prospectus and the termination of the offering.

        If information in incorporated documents conflicts with information in this prospectus you should rely on the most recent information. If information in an incorporated document conflicts with information in another incorporated document, you should rely on the most recent incorporated document.

        You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

                             Penn Octane Corporation
                         77-530 Enfield Lane, Building D
                          Palm Desert, California 92211
                            Telephone: (760) 772-9080

        You should only rely on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are making offers of the securities only in states where the offer is permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                                 INDEMNIFICATION

          Our certificate of incorporation allows us to indemnify our officers and directors to the maximum extent allowed under Delaware law. This includes indemnification for liability which could arise under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                             AVAILABLE INFORMATION

          Information about our company, including audited financial statements, can be found in our Annual Report on Form 10-K which we filed with the SEC.

          This prospectus is part of a Registration Statement on Form S-3 that has been filed with the SEC. It does not include all of the information that is in the registration statement and the additional documents filed as exhibits with it. For more detail you should read the exhibits themselves.

          We are subject to the informational requirements of the Exchange Act and, in accordance therewith, are required to file reports, proxy and information statements and other information with the Commission. Such reports, proxy and information statements and other information can be inspected and copied at the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of filed reports, proxy and information statements and other information can be obtained form the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of prescribed rates or in certain cases by accessing the Commission's World Wide Web site at http://www.sec.gov. Our Common Stock is traded on the Nasdaq SmallCap Market under the symbol POCC, and such reports, proxy statements and other information concerning the Company also can be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, AND SELLING SHAREHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF ANY OFFER TO BUY, COMMON STOCK IN ANY JURISDICTION TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.


                              --------------------


                                7,246,131 SHARES



                             PENN OCTANE CORPORATION

                                  COMMON STOCK



                           ---------------------------

                                   PROSPECTUS

                           ---------------------------



                                  JULY 14, 2000

                                     PART II

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

          The following table sets forth an itemized estimate of fees and expenses payable by the registrant in connection with the offering described in this registration statement:


          SEC registration fee.............................................................................  $14,963.26
          Nasdaq additional listing fee....................................................................  TBD
          Counsel fees and expenses........................................................................  TBD
          Accounting fees and expenses.....................................................................  TBD
          Blue Sky fees and expenses.......................................................................  TBD
          Printing expenses................................................................................  TBD
          Transfer agent and registrar fees................................................................  TBD
          Miscellaneous....................................................................................  TBD
                 Total.....................................................................................  $
                                                                                                              ----------


          All of the above expenses will be paid by the registrant. The registrant is entitled to reimbursement by certain stockholders for a portion of such costs.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

          Section 145 of the Delaware General Corporation Law authorizes, inter alia, a corporation generally to indemnify any person ("indemnitee") who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation, in a similar position with another corporation or entity, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. With respect to actions or suits by or in the right of the corporation, however, an indemnitee who acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation is generally limited to attorneys' fees and other expenses, and no indemnification shall be made if such person is adjudged liable to the corporation unless and only to the extent that a court of competent jurisdiction determines that indemnification is appropriate. Section 145 further provides that any indemnification shall be made by the corporation only as authorized in each specific case upon a determination by the (i) stockholders, (ii) board of directors by a majority vote of directors who were not parties to such action, suit or proceeding or (iii) independent counsel, that indemnification of the indemnitee is proper because such has met the applicable standard of conduct.
Section 145 provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise.

          The Company's By-Laws provide that the Company will indemnify, to the fullest extent permitted by law, any person or such person's heir, distributees, next of kin, successors, appointees, executors, administrators, legal representatives and assigns who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company was a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, domestic or foreign, against expenses, attorneys' fees, court costs, judgments, fines, amounts paid in settlement and other losses actually and reasonably incurred by such person in connection with such action, suit or proceeding.

          The Restated Certificate of Incorporation, as amended also provides that no director of the Company will be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty by such a director as a director other than for: (i) any breach of the director's duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) liability under Section 174 of the General Corporation Law of Delaware, or
(iv) any transaction from which such director derived an improper personal benefit.

ITEM 16. EXHIBITS

        Exhibit No.
        -----------

        5 Opinion of Richman, Mann, Chizever, Phillips & Duboff (to be filed by amendment)

        23.1 Consent of Richman, Mann, Chizever, Phillips & Duboff. (included in Exhibit 5)

        23.2*   Consent of Burton McCumber & Cortez, LLP

        24* Powers of attorney (included on the signature page in Part II of this Registration Statement)

        99*     Awareness letter of Burton McCumber & Cortez, LLP

------------------------
*         Filed herewith

ITEM 17. UNDERTAKINGS

          The undersigned registrant hereby undertakes:

                    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                    (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                    (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

                    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                    (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                    (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                    (6) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


                                   SIGNATURES

                    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palm Desert, State of California, on this 14th day of July, 2000.




          PENN OCTANE CORPORATION





          By:  /s/  JEROME B. RICHTER
             -------------------------------------
                 Jerome B. Richter
                 Chairman of the Board, President
                 and Chief Executive Officer






          By:  /s/  IAN BOTHWELL
             -------------------------------------
                 Ian Bothwell
                 Chief Financial Officer, Vice President,
                 Treasurer, Assistant Secretary, and
                 Principal Accounting Officer